UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 5
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THE GREATER CHINA FUND, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

39167B102
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON* HC

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,857,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,857,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14	TYPE OF REPORTING PERSON* IA

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”)  should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 11, 2011 (the “Original Schedule 13D”), with Amendment No. 1 to Schedule 13D filed with the SEC on October 12, 2011 (“Amendment No. 1”), and with Amendment No. 2 to Schedule 13D filed with the SEC on October 31, 2011(“Amendment No. 2”),   and  Amendment No. 3 to Schedule 13D SEC on December 8, 2011 ( “Amendment No. 3”) and  Amendment No.4 to Schedule 13D SEC on June 8, 2012 ( “Amendment No. 4”).  This Amendment No.5 amends Items 4 of the Original Schedule 13D.  All other information in the Original Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.               Purpose of Transaction.

City of London Investment Management Company Limited is not currently engaged in solicitation of votes with respect to The Greater China Fund, Inc. proxy statement.  The letter dated June 6, 2012, attached to the prior Schedule 13D/A Amendment No. 4 filing, was not intended to constitute a solicitation in connection with City of London’s 14a-8 shareholder proposal that properly appears on the Company’s proxy statement as Item #2.

Furthermore, counsel for City of London, prompted by an informal suggestion from a party engaged by the Company but possibly not representing the Company, had informal discussions with counsel for the Company regarding certain actions that would be in the best interest of all stockholders that the Board of the Company might consider taking in the future including open-ending, tender offers, share repurchase programs, mergers and liquidation.  These discussions did not lead to a meeting or any other direct communication between the Company and City of London.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 15, 2012

CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

E mail:  USCorporateGovernance@citlon.com